UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2013

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2013

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Akira Takeda
Name:	Akira Takeda
Title:	Chief Manager, General Affairs
Corporate Administration Division

English Translation of Excerpts from Quarterly Securities Report Filed in Japan

This document is an English translation of selected information included in the Quarterly Securities Report filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on August 14, 2013 (the “Quarterly Securities Report”).

The Quarterly Securities Report has been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements. In addition, the Quarterly Securities Report is intended to update prior disclosures filed by MUFG in Japan and discusses selected recent developments in the context of those prior disclosures. Accordingly, the Quarterly Securities Report may not contain all of the information that is important to you. For a more complete discussion of the background to information provided in the Quarterly Securities Report disclosure, please see our annual report on Form 20-F for the fiscal year ended March 31, 2013, our report on Form 6-K submitted on July 31, 2013 and the other reports filed or submitted by MUFG to the SEC.

Business Segment Information

Information on Ordinary Income (Losses) and Net Income (Losses) for Each Reporting Segment

Previous Year First Quarter Financial Reporting Period (from April 1, 2012 to June 30, 2012)

							(in millions of yen)
	BTMU	MUTB	MUSHD	CFS	Others	Total	Adjustments	Consolidated
Ordinary Income
From Customers	851,875	149,182	83,567	113,472	2,245	1,200,343	—	1,200,343
From Internal Transactions	21,131	6,734	9,052	2,501	104,934	144,354	(144,354)	—

Total	873,006	155,916	92,620	115,973	107,180	1,344,698	(144,354)	1,200,343

Net Income	154,717	31,248	10,005	22,679	93,960	312,611	(129,694)	182,917

Notes:

1.	Ordinary income used in the above table is equivalent to revenues generally used by Japanese non-financial companies.
2.	“Others” includes MUFG and other companies.
3.	Adjustments on net income include elimination of inter-segment transactions of 117,084 million yen and 12,609 million yen of net loss representing the amounts that are not allocated among segments consisting of profits (losses) from investment in affiliates (equity method), amortization of goodwill and negative goodwill, tax expenses and minority interests.
4.	Net income for “Others” includes 96,820 million yen of dividends from MUFG’s subsidiaries and affiliates.
5.	Net income is adjusted from the net income in the consolidated profit and loss statements for the quarterly financial reporting period ended June 30, 2012.
6.	BTMU, MUTB, MUSHD and CFS stand for The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Holdings Co., Ltd., and MUFG’s consumer finance subsidiaries (*), respectively, on a consolidated basis.

(*) Consumer finance subsidiaries include Mitsubishi UFJ NICOS Co., Ltd. and ACOM CO., LTD.

First Quarter Financial Reporting Period (from April 1, 2013 to June 30, 2013)

							(in millions of yen)
	BTMU	MUTB	MUSHD	CFS	Others	Total	Adjustments	Consolidated
Ordinary Income (Loss)
From Customers	836,462	177,595	166,344	112,073	24,907	1,317,382	—	1,317,382
From Internal Transactions	35,082	19,110	(7,705)	3,168	89,438	139,094	(139,094)	—

Total	871,545	196,705	158,639	115,241	114,345	1,456,477	(139,094)	1,317,382

Net Income	146,959	39,530	39,567	17,479	100,722	344,259	(88,971)	255,287

Notes:

1.	Ordinary income used in the above table is equivalent to revenues generally used by Japanese non-financial companies.
2.	“Others” includes MUFG and other companies.
3.	Adjustments on net income include elimination of inter-segment transactions of 99,862 million yen and 10,890 million yen of net profit representing the amounts that are not allocated among segments consisting of profits (losses) from investment in affiliates (equity method), amortization of goodwill and negative goodwill, tax expenses and minority interests.
4.	Net income for “Others” includes 102,358 million yen of dividends from MUFG’s subsidiaries and affiliates.
5.	Net income is adjusted from the net income in the consolidated profit and loss statements for the quarterly financial reporting period ended June 30, 2013.
6.	BTMU, MUTB, MUSHD and CFS stand for The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Holdings Co., Ltd., and MUFG’s consumer finance subsidiaries (*), respectively, on a consolidated basis.

(*) Consumer finance subsidiaries include Mitsubishi UFJ NICOS Co., Ltd. and ACOM CO., LTD.